Exhibit (a)(1)

May 26, 2016

Dear KBS Real Estate Investment Trust II, Inc. Stockholder:

On May 23, 2016, CMG Income Fund II, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Offerors”), commenced an unsolicited tender offer to purchase up to 9,750,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Real Estate Investment Trust II, Inc. (the “Company”) at a price of $3.30 per Share (the “Offer Price”) in cash (the “Tender Offer”). After thoroughly and carefully reviewing and evaluating the terms and conditions of the Tender Offer, the Board of Directors (the “Board”) of the Company recommends that you reject the Tender Offer and not tender your Shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the Tender Offer is not in the best interests of the Company or its stockholders because, among other reasons, the Board believes that the Offer Price is significantly less than the current and potential long-term value of the Shares. As discussed in the Schedule 14D-9, effective as of December 8, 2015, the Board approved an estimated value per Share of the Company’s common stock of $5.62 (the “December 2015 EVPS”), based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares outstanding, all as of September 30, 2015.1 The December 2015 EVPS does not take into account estimated disposition costs and fees for real estate properties that were not under contract to sell as of December 8, 2015, debt prepayment penalties or swap breakage fees that could apply upon the prepayment of certain of the Company’s debt obligations or termination of related swap agreements prior to expiration or the impact of restrictions on the assumption of debt. The Company has generally incurred disposition costs and fees related to the sale of each real estate property since inception of 1.7% to 3.5% of the gross sales price less concessions and credits, with the weighted average being approximately 2.2%. If this range of disposition costs and fees was applied to the Company’s real estate properties, which do not include these costs and fees in the appraised values, the resulting impact on the December 2015 EVPS would be a decrease of $0.14 to $0.28 per Share.

Based on (i) prior discussions with representatives of the Company’s external advisor and the advisor’s in depth knowledge of and familiarity with the Company’s portfolio of properties, (ii) consultations with the advisor, the Company’s management and outside legal and financial advisors and its analysis of updated information relating to the value of the Company’s assets and liabilities, all as part of the Company’s ongoing exploration of strategic alternatives, and (iii) the significant difference between the Offer Price and the December 2015 EVPS, the Company does not believe any possible change in the value of the Shares since December 8, 2015 is material to the decision to tender. We believe that you should view the Offerors as opportunistic purchasers that are attempting to make a profit by purchasing your Shares at a deeply discounted price relative to the December 2015 EVPS and, as a result, if you tender, the Offerors will deprive you of the opportunity to realize the full current and potential long-term value of your investment in the Shares.

As previously announced, on January 27, 2016, the Board formed a special committee (the “Special Committee”) composed of all of the Company’s independent directors to explore the availability of strategic alternatives involving the Company. As part of the process of exploring strategic alternatives, on February 23, 2016, the Special Committee engaged Evercore Group L.L.C. (“Evercore”) to act as financial advisor to the Company to assist the Company and the Special Committee with this process. While the Special Committee continues to explore strategic alternatives for the Company, it has determined that it would be in the best interests of the Company and its stockholders to market for sale the Company’s assets. Based on the results of this sales effort, the Board may conclude that it would be in

1 For important information regarding the December 2015 EVPS, see the Company’s Current Report on Form 8-K, filed with the SEC on December 9, 2015. The Form 8-K is available on the SEC’s website at www.sec.gov.

the best interests of the Company and its stockholders to sell one or more of the Company’s assets, and, depending on the scope of the proposed asset sales, thereafter to adopt a plan of liquidation that would involve the sale of the Company’s remaining assets. In the event of such a determination, the proposed plan of liquidation would be presented to the Company’s stockholders for approval. Alternatively, based on the results of the initial sales effort, the Board may conclude that it would be in the best interests of the Company and its stockholders for the Company to engage in a limited number of asset sales and continue to operate as a going concern, but with a portfolio that is smaller than the present portfolio.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares pursuant to the Tender Offer. In addition, because there is no trading market for the Shares, and because, pursuant to the Company’s share redemption program (the “SRP”), the Company’s stockholders may sell their Shares to the Company only in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the SRP), an individual stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares, each stockholder should keep in mind that the Board makes no assurances with respect to (i) future distributions, if any or (ii) the timing of or ability to provide liquidity to stockholders.

We appreciate your trust in the Company and its Board and thank you for your continued support. We encourage you to follow the Board’s recommendation and not tender your Shares.

Sincerely,

/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr.
Chairman of the Board
KBS Real Estate Investment Trust II, Inc.

Forward-Looking Statements

Certain statements contained in this letter other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company’s external advisor, the Company and members of their respective management teams, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this letter. These statements are based on a number of assumptions involving the judgment of management. Although the Special Committee has engaged Evercore to assist the Company and the Special Committee with the exploration of strategic alternatives for the Company, the Company is not obligated to enter into any particular transaction or any transaction at all. Further, although the Company has begun the process of exploring strategic alternatives and intends to market for sale the Company’s assets, there is no assurance that this process will result in stockholder liquidity, or provide a return to stockholders that equals or exceeds the December 2015 EVPS. The Company does not expect to provide additional updates regarding its review of strategic alternatives until such time, if any, that it is prepared to announce a material transaction or to conclude the strategic review. Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and lease rates at its real estate properties; the borrower under the Company’s real estate loan investment continuing to make required payments under the loan documents; the ability of the borrower to maintain occupancy levels and lease rates at the property securing the Company’s real estate loan investment; the Company’s ability to successfully dispose of some of its assets at the times and the prices it expects; the source and amounts of cash the Company has available for distributions; and other risks identified in Part I, Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2016. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.